PROMISSORY NOTE

$750,000.00	January 8, 2008

FOR VALUE RECEIVED, the undersigned, FIRST STREET HOSPITAL, L.P., a Texas limited partnership (the "Maker", whether one or more, and if more than one, jointly and severally) promises to pay to the order of THE BANK OF RIVER OAKS (the "Payee", together with any and all subsequent owners and holders of this Note), at its offices at 2929 KIRBY, HOUSTON, TEXAS 77098 or such other place as Payee shall designate in writing to Maker, which at the time of payment is legal tender of the United States of America for payment of public and private debts the principal sum of $750,000,00, or so much thereof as may be advanced and outstanding hereunder, together with interest thereon from and after date hereof until maturity at a rate per annum which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the "Contract Rate") which is equal to the Index Rate (as hereinafter defined) in effect from day to day, each such change in the Contract Rate hereunder to become effective, without notice to Maker, on the effective date of each change in the Index Rate, computed on the basis of a year of 360 days, unless such calculation would result in a usurious rate, in which case interest shall be calculated on the per annum basis of 365 or 366 days, as the case may be, and for the actual number of days elapsed (including the first day but excluding the last day), or (b) the Maximum Rate (as hereinafter defined); provided, however, if at any time the Contract Rate shall exceed the Maximum Rate, thereby causing the interest rate on the principal of the Note to be limited to the Maximum Rate, then notwithstanding any subsequent change in either the Index Rate or the Maximum Rate that would otherwise reduce the Contract Rate to less than the Maximum Rate, the rate of interest on the principal of this Note shall remain equal to the Maximum Rate until the total amount of interest accrued on the principal of this Note equals the amount of interest which would have accrued on the principal of this Note if the Contract Rate had at all times been in effect. As used herein, the term "Index Rate" shall mean at any time the rate of interest per annum then most recently established by J.P. Morgan Chase Bank (or its successors), as its prime rate.

It is expressly understood, notwithstanding any provision herein to the contrary, that this Note is a revolving line of credit Note established pursuant to the terms of a Letter Loan Agreement (the "Loan Agreement") of even date herewith, by and between Maker and Payee. Subsequent and periodic advances in various increments will be made to Maker pursuant to the Loan Agreement up to, but in no event to exceed, the maximum of the face value hereof. The unpaid principal balance of this Note at any time shall be the total amounts loaned or advanced hereunder by Payee, less the amount of payments or prepayments of principal made hereon by or for the account of Maker. It is contemplated that by reason of prepayments hereon, there may be times when no indebtedness is owing hereunder; provided, notwithstanding such occurrence, this Note shall remain valid and shall be in full force and effect as to the advances made pursuant to and under the terms of this Note subsequent to such occurrence. Each advance and each payment on account of principal or interest shall be reflected by a notation made by Payee in its records kept in the ordinary course of its business with regard to this Note. The aggregate unpaid amount of advances reflected by the notations in such records shall be deemed rebuttable presumptive evidence of the principal amount owing under this Note, which amount Maker unconditionally promises to pay to the order of Payee under the terms hereof. In the event that the unpaid principal amount hereof at any time, for any reason, exceeds the maximum amount specified in the Loan Agreement, Maker covenants and agrees to pay the excess principal amount immediately upon demand and such excess principal amount shall in all respects be deemed to be included among the advances made pursuant to the terms of this Note and shall bear interest at the rate specified above.

INITIAL

Interest only, accruing and to accrue on this Note, shall be due and payable monthly as it accrues, beginning one month from the date hereof, and continuing regularly on the same day of each succeeding calendar month thereafter until one year from the date hereof when the entire amount, principal and interest then remaining unpaid, shall be due and payable. AT MATURITY, YOU MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE. PAYEE IS UNDER NO OBLIGATION TO REFINANCE THE LOAN AT THAT TIME EXCEPT ON TERMS MUTUALLY ACCEPTABLE TO MAKER AND PAYEE.

If a payment is 10 or more days late, Maker will pay a delinquency charge in an amount equal to the greater of (i) 5.0% of the amount of the delinquent payment up to the maximum amount of $1,500.00, or (ii) $25.00. All payments due under this Note shall be made by Maker without offset or other reduction. Upon an Event of Default (as defined below) and the expiration of any notice and/or cure period provided in the Loan Agreement, including failure to pay upon final maturity, and acceleration of the principal balance of this Note, Payee, at its option, may also, if permitted under Applicable Law (as defined below), do one or both of the following: (a) increase the Contract Rate to the Maximum Rate (as defined below), and (b) add any unpaid accrued interest to principal and such sum will bear interest therefrom until paid at the rate provided in this Note (including any increased Contract Rate).

If any payment of principal or interest on this Note shall become due on a day which is not a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computing of interest in connection with such payment. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or federal banking holiday upon which Payee is closed. Any check, draft, money order or other instrument given in payment of all or any portion of this Note may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment or diminish any rights of Payee except to the extent that actual cash proceeds of such instrument are unconditionally received by Payee.

Unless otherwise agreed in writing, or otherwise required by Applicable Law, interest on this Note will be calculated on the unpaid principal balance to the date each installment is paid and each installment payment will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges and other charges; provided, however, upon delinquency or other Event of Default, Payee reserves the right to apply installment payments among principal, interest, delinquency charges, collection costs and other charges, at its discretion.

Maker agrees not to send payments marked "paid in full," "without recourse," or similar language. If Maker sends such a payment, Payee may accept it without losing any of Payee's rights under this Note, and Maker will remain obligated to pay any further amounts owed or that may become owed to Payee. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount, must be mailed or delivered to: 2929 Kirby, Houston, Texas 77098; Attention: President.

Maker shall have the privilege to prepay at any time, and from time to time, all or any part of the principal amount of this Note, without notice, penalty or fee. Except as expressly provided herein to the contrary, all prepayments on this Note shall be applied in the following order of priority: (i) the payment or reimbursement of any expenses, costs, or obligations (other than the outstanding principal balance hereof and interest hereon) for which either Maker shall be obligated or Payee shall be entitled pursuant to the provisions of this Note or the other Security Instruments (as defined below), (ii) the payment of accrued but unpaid interest hereon, and (iii) the payment of all or any portion of the principal balance hereof then outstanding hereunder, in the inverse order of maturity.

In the event the Index Rate becomes unavailable or ceases to exist for any reason, Payee, in its sole discretion, shall designate a substitute Index Rate which is based upon comparable information to the prior index. Payee shall notify Maker of the change of the index, but the failure of Payee to notify Maker shall in no way affect the calculation of the interest to accrue hereunder or the effective date of such change.

Maker agrees that upon the occurrence of any one or more of the following events of default ("Event of Default"):

(a)           failure of Maker to pay any installment of principal of or interest on this Note or on any other indebtedness of Maker to Payee when due; or

(b)           the occurrence of any event of default specified in any of the other documents evidencing, securing, governing, guaranteeing and/or pertaining to this Note including, but not limited to the Loan Agreement and the Security Instruments the holder of this Note may, at its option, without further notice or demand except as provided in the Loan Agreement, (i) declare the outstanding principal balance of and accrued but unpaid interest on this Note at once due and payable, (ii) refuse to advance any additional amounts under this Note, (iii) foreclose all liens securing payment hereof, (iv) pursue any and all other rights, remedies, and recourses available to the holder hereof, including but not limited to any such rights, remedies, or recourses under any of the Security Instruments, or other loan documents, at law or in equity, or (v) pursue any combination of the foregoing.

All makers, endorsers, sureties and guarantors hereof, as well as all other parties to become liable on this Note, hereby severally: (i) except as specifically provided in the Loan Agreement, waive notice of default, demand, notice of intent of demand, presentment for payment, notice of non-payment, protest, notice of protest, grace, notice of intent to accelerate maturity, notice of acceleration of maturity, filing of suit, diligence in collection or enforcing any of the security for this Note; (ii) agree that they are and shall be jointly, severally, directly and primarily liable for the repayment of all sums due and owing under this Note; (iii) consent to any and all renewals, extensions and modification in the time of payment and to any other indulgence with respect to this Note; (iv) agree that Payee shall not be required first to institute suit or exhaust its remedies against Maker or others liable or to become liable on this Note, or to enforce its rights against them or any security for this Note; (v) agree to any substitution, subordination, exchange or release of any security for this Note, or the release of any party primarily or secondarily liable on this Note; and (vi) acknowledge that Payee has no duty of good faith to Maker and that no fiduciary, trust or other special relationship exists between Maker and Payee. Maker acknowledges and agrees that it may be required to pay this Note in full without assistance from any other party, or any collateral or security for this Note. Payee shall not be required to mitigate damages, file suit, or take any action to foreclose, proceed against, or exhaust any collateral or security in order to enforce the payment of this Note.

INITIAL

Upon the occurrence of an Event of Default, and if any action is taken by Payee to enforce the terms and provisions of this Note, including, but not limited to, this Note is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collected through any Probate, Bankruptcy Court, or any judicial proceeding whatsoever, then Maker agrees and promises to pay Payee's reasonable expenses and costs, including, but not limited to, attorney's fees.

It is expressly provided and stipulated that notwithstanding any provision of this Note or any other instrument evidencing or securing the loan evidenced hereby, in no event shall the aggregate of all interest paid by Maker to Payee under this Note ever exceed the Maximum Rate on the principal balance of this Note from time to time advanced and remaining unpaid. In this connection, it is expressly stipulated and agreed that it is the intent of Payee and Maker in the execution and delivery of this Note to contract in strict compliance with Applicable Law as defined below. in furtherance thereof, none of the terms of this Note or any other instrument evidencing or securing the loan evidenced hereby, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, at a rate in excess of the Maximum Rate permitted to be charged of Maker under Applicable Law. Maker or any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall never be liable for interest in excess of the Maximum Rate, and the provision of this paragraph and the immediately succeeding paragraph shall govern over all other provisions of this Note and any instruments evidencing or securing the loan evidenced hereby, should such provisions be in apparent conflict herewith.

Specifically and without limiting the generality of the foregoing paragraph, it is expressly provided that:

(i)            In the event of prepayment of the principal of this Note (if permitted hereunder) or the payment of the principal of this Note prior to the stated maturity date hereof resulting from acceleration of maturity of this Note, if the aggregate amounts of interest accruing hereon prior to such payment plus the amount of any interest accruing after maturity and plus any other amounts paid or accrued in connection with the loan evidenced hereby which by Applicable Law are deemed interest on the loan evidenced by this Note and which aggregate amount paid or accrued (if calculated in accordance with the provisions of this Note other than this paragraph) would exceed the Maximum Rate, then in such event the amount of such excess shall be credited, as of the date paid, toward the payment of principal of this Note so as to reduce the amount of the final payment of principal due on this Note;

(ii)           If under any circumstance the aggregate amounts paid on the loan evidenced by this Note prior to and incident to the final payment hereof include amounts which by Applicable Law are deemed interest and which would exceed the Maximum Rate, Maker stipulates that such payment and collection will have been and will be deemed to have been the result of a mathematical en-or on the part of both Maker and Payee, and any excess shall be credited on the Note by Payee. If this Note shall have been paid in full, Payee shall promptly refund the amount of such excess (to the extent only of the excess of such interest payments above the Maximum Rate) upon the discovery of such error or notice thereof; and

(iii)          All amounts paid or agreed to be paid in connection with the indebtedness evidenced by this Note which would under Applicable Law be deemed interest shall, to the extent provided by Applicable Law, be amortized, prorated, allocated and spread throughout the full term of this Note.

As security for this Note and all indebtedness which may at any time be owing by any Maker under this Note to Payee, each Maker hereby grants Payee a right of setoff on any property of any Maker in its possession, including, without limitation, that which it may hold for collection or safekeeping, and on any money or accounts on deposit with Payee, and Payee may retain and apply the property, money, securities or accounts to the payment of this Note or such other indebtedness with or without notice to any Maker. This right of Payee is in addition to any other right of setoff which Payee may have under Applicable Law.

As used herein, the term "Applicable Law" means that law in effect from time to time and applicable to this Note, including the laws of the State of Texas and laws of the United States of America.

As used herein, the term "Maximum Rate" means the maximum lawful nonusurious rate of interest (if any) which under Applicable Law Payee is permitted to charge Maker on this Note from time to time. It is intended that Chapter 303 of the Texas Finance Code shall be included in the laws of the State of Texas in determining Applicable Law; and for the purpose of applying such provisions to this Note, the interest ceiling applicable to this Note shall be the "weekly ceiling" from time to time in effect. If Applicable Law does not provide for a maximum non-usurious rate of interest, the Maximum Rate shall be 18% per annum.

Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile (provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address set forth herein, or to such other address as such party may specify by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 days following deposit in an official depository of the United States mail, or in the case of either delivery service, or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

This Note is secured by all security agreements, guaranty agreements, loan agreements, collateral assignments, mortgages, deeds of trust and any other lien instruments executed by Maker, or any other party as pledgor, surety, or guarantor for Maker, in favor of Payee, including those executed simultaneously herewith, those previously executed and those hereafter executed (the "Security Instruments"), including, but not limited to, the following:

(i)	Two Deeds of Trust and Security Agreement of even date herewith, executed by Maker to Andy Lane,Trustee, covering certain real property situated in Harris County, Texas.

(ii)	Two Assignments of Rents and Leases of even date herewith, executed by Maker for the benefit of Payee.

(iii)	Security Agreement of even date herewith, executed by to Payee, covering accounts, inventory, fixtures, equipment, and general intangibles.

(iv)	Guaranty Agreements of even date herewith, executed by

Riva Linda Collins, M.D. 4611 Locust Bellaire, Texas 77401	David L. Blumfield, M.D. 5215 Pine St. Bellaire, Texas 77401	Kaare Kolstad, M.D. 3229 Locke Lane Houston, Texas 77019

Franklin Rose, M.D. 803 Country Lane Houston. Texas 77024	Michael Ciaravino, M.D. (#850) ~~3700 Doliver~~ (3700 Buffalo Spdwy #850) Houston, Texas ~~77056~~	Ellegy Etter, M.D. 9315 Silver Lake Houston, Texas 77025
	(77098)	Patrick McCulloch, M.D.
Anthony Rotondo 8611 N. Fitzgerald Way Missouri City. Texas 77459	Marc L abbe, M.D. 3424 Sunset Blvd. Houston, Texas 77005	2203 Baldwin St. (#3346) Houston, Texas 77002
Kevin Vanier, M.D.
Richard Nixon, M.D. 17106 Wtoderbill Dr. Spring, Texas 77379	Todd Siff, M.D. 869 Country Lane Houston, Texas 77024	5212 Aspen Bellaire, Texas 77401
~~Abdelkader Fustok, MD~~_
David E. Tomaszek, M.D. 7439 Teaswood Dr. Conroe, Texas 77304	Jacobo Varon, M.D. 5835 Shady River Houston, Texas 77057	~~6Farnham Park Houston, Texas 77024~~
(tr initialed strike through)

Where appropriate, any pertinent noun, verb or pronoun shall be construed and interpreted to include both the proper number and gender. This Note shall not be renewed, extended, or modified except by a written instrument evidencing the same.

Address:
411 First Street
Bellaire, Texas 77401
By:	First Surgical Partners, L.L.C., a Texas limited
liability company, its general partner

	By:	/s/ Tony Rotondo
Tony Rotondo, Member

	By:	/s/ Jacobo Varon
Jacobo Varon, M.D., Member

[Notary acknowledgments follow.]

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the 8 day of January, 2008, by Tony Rotondo, Member, for and on behalf of First Surgical Partners, L.L.C., in its capacity as the General Partner of First Street Hospital, L.P , a Texas limited partnership.

/S/Brenda Tappin
NOTARY PUBLIC, STATE OF TEXAS

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the 8 day of January, 2008, by Jacobo Varon, M.D., Member, for and on behalf of First Surgical Partners, L.L.C., in its capacity as the.

/s/Brenda Tappin
NOTARY PUBLIC, STATE OF TEXAS